Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
	Note	2022	2021	2022	2021
SALES	2	14,506	9,763	22,163	14,421
Freight, transportation and distribution		221	222	424	433
Cost of goods sold		8,286	6,659	12,483	9,950
GROSS MARGIN		5,999	2,882	9,256	4,038
Selling expenses		1,017	865	1,744	1,538
General and administrative expenses		140	116	266	219
Provincial mining taxes		362	107	611	165
Share-based compensation (recovery) expense		(52)	38	83	61
(Reversal) impairment of assets	3	(450)	1	(450)	5
Other expenses	4	37	136	58	153
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		4,945	1,619	6,944	1,897
Finance costs		130	125	239	245
EARNINGS BEFORE INCOME TAXES		4,815	1,494	6,705	1,652
Income tax expense	5	1,214	381	1,719	406
NET EARNINGS		3,601	1,113	4,986	1,246
Attributable to
Equity holders of Nutrien		3,593	1,108	4,971	1,235
Non-controlling interest		8	5	15	11
NET EARNINGS		3,601	1,113	4,986	1,246

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		6.53	1.94	9.02	2.17
Diluted		6.51	1.94	8.99	2.16
Weighted average shares outstanding for basic EPS		550,048,000	570,352,000	551,335,000	570,007,000
Weighted average shares outstanding for diluted EPS		551,659,000	571,972,000	553,198,000	571,453,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(Net of related income taxes)		2022	2021	2022	2021
NET EARNINGS		3,601	1,113	4,986	1,246
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		-	-	1	-
Net fair value (loss) gain on investments		(38)	22	(7)	70
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(209)	25	(81)	(5)
Other		5	14	21	20
OTHER COMPREHENSIVE (LOSS) INCOME		(242)	61	(66)	85
COMPREHENSIVE INCOME		3,359	1,174	4,920	1,331
Attributable to
Equity holders of Nutrien		3,352	1,170	4,906	1,321
Non-controlling interest		7	4	14	10
COMPREHENSIVE INCOME		3,359	1,174	4,920	1,331

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
	Note	2022	2021	2022	2021
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		3,601	1,113	4,986	1,246
Adjustments for:
Depreciation and amortization		505	485	966	965
Share-based compensation (recovery) expense		(52)	38	83	61
(Reversal) impairment of assets	3	(450)	1	(450)	5
Recovery of deferred income tax		(53)	(20)	(8)	(10)
Gain on disposal of investment		-	-	(19)	-
Cloud computing transition adjustment	4	-	36	-	36
Other long-term assets, liabilities and miscellaneous		118	64	119	54
Cash from operations before working capital changes		3,669	1,717	5,677	2,357
Changes in non-cash operating working capital:
Receivables		(3,933)	(2,443)	(4,842)	(2,835)
Inventories		1,748	1,848	(861)	63
Prepaid expenses and other current assets		340	310	1,062	998
Payables and accrued charges		734	534	1,460	1,231
CASH PROVIDED BY OPERATING ACTIVITIES		2,558	1,966	2,496	1,814
INVESTING ACTIVITIES
Capital expenditures [1]		(477)	(448)	(828)	(746)
Business acquisitions, net of cash acquired		(27)	(19)	(68)	(40)
Other		(4)	(29)	30	(38)
Net changes in non-cash working capital		(9)	65	(108)	5
CASH USED IN INVESTING ACTIVITIES		(517)	(431)	(974)	(819)
FINANCING ACTIVITIES
Transaction costs related to debt		-	(7)	-	(7)
(Repayment of) proceeds from short-term debt, net		(604)	(104)	850	(3)
Proceeds from long-term debt		41	8	41	8
Repayment of long-term debt		(26)	(5)	(28)	(5)
Repayment of principal portion of lease liabilities		(94)	(86)	(173)	(164)
Dividends paid to Nutrien’s shareholders	7	(264)	(263)	(521)	(518)
Repurchase of common shares	7	(964)	(1)	(1,606)	(2)
Issuance of common shares		38	21	164	63
Other		(5)	(12)	(17)	(12)
CASH USED IN FINANCING ACTIVITIES		(1,878)	(449)	(1,290)	(640)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(29)	(4)	(20)	(15)
INCREASE IN CASH AND CASH EQUIVALENTS		134	1,082	212	340
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		577	712	499	1,454
CASH AND CASH EQUIVALENTS – END OF PERIOD		711	1,794	711	1,794
Cash and cash equivalents comprised of:
Cash		628	1,580	628	1,580
Short-term investments		83	214	83	214
		711	1,794	711	1,794
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		150	162	200	238
Income taxes paid		396	105	1,185	144
Total cash outflow for leases		121	111	228	208

 1 Includes additions to property, plant and equipment and intangible assets for the three months ended June 30, 2022 of $427 and $50 (2021 – $443 and $5), respectively, and for the six months ended June 30, 2022 of $733 and $95 (2021 – $708 and $38), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	1,235	1,235	11	1,246

Other comprehensive (loss) income	-	-	-	(4)	90	86	-	86	(1)	85

Shares repurchased (Note 7)	(32,728)	(1)	(1)	-	-	-	-	(2)	-	(2)

Dividends declared	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(12)	(12)

Effect of share-based compensation including issuance of common shares	1,427,381	74	(3)	-	-	-	-	71	-	71
Transfer of net gain on cash flow hedges	-	-	-	-	(11)	(11)	-	(11)	-	(11)

BALANCE – JUNE 30, 2021	570,655,059	15,746	201	(66)	22	(44)	7,315	23,218	36	23,254

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	4,971	4,971	15	4,986

Other comprehensive (loss) income	-	-	-	(80)	15	(65)	-	(65)	(1)	(66)

Shares repurchased (Note 7)	(19,360,408)	(539)	(22)	-	-	-	(1,075)	(1,636)	-	(1,636)

Dividends declared	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(17)	(17)

Effect of share-based compensation including issuance of common shares	2,994,221	197	(22)	-	-	-	-	175	-	175
Transfer of net gain on cash flow hedges	-	-	-	-	(2)	(2)	-	(2)	-	(2)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – JUNE 30, 2022	541,126,329	15,115	105	(256)	42	(214)	11,563	26,569	44	26,613

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2022	2021	2021

ASSETS

Current assets

Cash and cash equivalents		711	1,794	499

Receivables		10,171	6,683	5,366

Inventories		7,160	4,876	6,328

Prepaid expenses and other current assets		615	524	1,653

		18,657	13,877	13,846

Non-current assets

Property, plant and equipment		20,492	19,592	20,016

Goodwill		12,213	12,211	12,220

Other intangible assets		2,283	2,393	2,340

Investments		731	619	703

Other assets		859	664	829

TOTAL ASSETS		55,235	49,356	49,954

LIABILITIES

Current liabilities

Short-term debt		2,403	210	1,560

Current portion of long-term debt		1,028	32	545

Current portion of lease liabilities		303	276	286

Payables and accrued charges		11,682	9,367	10,052

		15,416	9,885	12,443

Non-current liabilities

Long-term debt		7,056	10,029	7,521

Lease liabilities		913	900	934

Deferred income tax liabilities	5	3,253	3,118	3,165

Pension and other post-retirement benefit liabilities		422	458	419

Asset retirement obligations and accrued environmental costs		1,376	1,559	1,566

Other non-current liabilities		186	153	207

TOTAL LIABILITIES		28,622	26,102	26,255

SHAREHOLDERS’ EQUITY

Share capital	7	15,115	15,746	15,457

Contributed surplus		105	201	149

Accumulated other comprehensive loss		(214)	(44)	(146)

Retained earnings		11,563	7,315	8,192

Equity holders of Nutrien		26,569	23,218	23,652

Non-controlling interest		44	36	47

TOTAL SHAREHOLDERS’ EQUITY		26,613	23,254	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		55,235	49,356	49,954

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2022

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual audited consolidated financial statements.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated statements of cash flows and segment note.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 3, 2022.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,377	2,667	1,915	547	-	-	14,506

– intersegment	45	78	446	98	-	(667)	-

Sales – total	9,422	2,745	2,361	645	-	(667)	14,506

Freight, transportation and distribution	-	77	132	55	-	(43)	221

Net sales	9,422	2,668	2,229	590	-	(624)	14,285

Cost of goods sold	7,082	399	1,171	434	-	(800)	8,286

Gross margin	2,340	2,269	1,058	156	-	176	5,999

Selling expenses	1,013	3	7	2	(2)	(6)	1,017

General and administrative expenses	54	2	4	3	77	-	140

Provincial mining taxes	-	362	-	-	-	-	362

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	21	5	(54)	8	48	9	37

Earnings (loss) before finance costs and income taxes	1,252	1,897	1,101	593	(71)	173	4,945

Depreciation and amortization	175	130	139	41	20	-	505

EBITDA [1]	1,427	2,027	1,240	634	(51)	173	5,450

Integration and restructuring related costs	-	-	-	-	11	-	11

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	1,427	2,027	1,240	184	(58)	173	4,993

Assets – at June 30, 2022	24,825	14,777	11,726	2,396	2,562	(1,051)	55,235
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	7,522	844	1,008	389	-	-	9,763

– intersegment	15	61	307	60	-	(443)	-

Sales – total	7,537	905	1,315	449	-	(443)	9,763

Freight, transportation and distribution	-	88	136	46	-	(48)	222

Net sales	7,537	817	1,179	403	-	(395)	9,541

Cost of goods sold	5,679	317	763	319	-	(419)	6,659

Gross margin	1,858	500	416	84	-	24	2,882

Selling expenses	863	2	8	1	(9)	-	865

General and administrative expenses	41	3	3	3	66	-	116

Provincial mining taxes	-	107	-	-	-	-	107

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

Other expenses	34	11	5	3	83	-	136

Earnings (loss) before finance costs and income taxes	920	377	399	77	(178)	24	1,619

Depreciation and amortization	169	116	155	35	10	-	485

EBITDA	1,089	493	554	112	(168)	24	2,104

Integration and restructuring related costs	7	-	-	-	22	-	29

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange gain, net of related derivatives	-	-	-	-	(2)	-	(2)

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,097	495	555	112	(68)	24	2,215

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,210	4,377	3,412	1,164	-	-	22,163

– intersegment	73	312	785	177	-	(1,347)	-

Sales – total	13,283	4,689	4,197	1,341	-	(1,347)	22,163

Freight, transportation and distribution	-	171	227	116	-	(90)	424

Net sales	13,283	4,518	3,970	1,225	-	(1,257)	21,739

Cost of goods sold	10,098	704	2,052	862	-	(1,233)	12,483

Gross margin	3,185	3,814	1,918	363	-	(24)	9,256

Selling expenses	1,735	6	15	4	(4)	(12)	1,744

General and administrative expenses	99	4	10	6	147	-	266

Provincial mining taxes	-	611	-	-	-	-	611

Share-based compensation expense	-	-	-	-	83	-	83

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	9	2	(80)	12	101	14	58

Earnings (loss) before finance costs and income taxes	1,342	3,191	1,973	791	(327)	(26)	6,944

Depreciation and amortization	344	242	262	82	36	-	966

EBITDA	1,686	3,433	2,235	873	(291)	(26)	7,910

Integration and restructuring related costs	-	-	-	-	20	-	20

Share-based compensation expense	-	-	-	-	83	-	83

Impairment reversal of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	56	-	56

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,667	3,433	2,235	423	(124)	(26)	7,608

Assets – at June 30, 2022	24,825	14,777	11,726	2,396	2,562	(1,051)	55,235

	Six Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,482	1,475	1,703	761	-	-	14,421

– intersegment	27	151	467	132	-	(777)	-

Sales – total	10,509	1,626	2,170	893	-	(777)	14,421

Freight, transportation and distribution	-	198	231	105	-	(101)	433

Net sales	10,509	1,428	1,939	788	-	(676)	13,988

Cost of goods sold	7,999	608	1,373	638	-	(668)	9,950

Gross margin	2,510	820	566	150	-	(8)	4,038

Selling expenses	1,530	5	15	3	(15)	-	1,538

General and administrative expenses	80	5	5	5	124	-	219

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

Other expenses (income)	49	12	(25)	6	111	-	153

Earnings (loss) before finance costs and income taxes	851	633	566	136	(281)	(8)	1,897

Depreciation and amortization	346	240	284	73	22	-	965

EBITDA	1,197	873	850	209	(259)	(8)	2,862

Integration and restructuring related costs	8	-	-	-	31	-	39

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

COVID-19 related expenses	-	-	-	-	18	-	18

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,206	875	855	209	(116)	(8)	3,021

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Retail sales by product line
Crop nutrients	4,548	3,045	6,135	4,061
Crop protection products	2,983	2,666	4,370	3,751
Seed	1,269	1,216	1,727	1,679
Merchandise	280	268	514	498
Nutrien Financial	91	59	140	84
Services and other [1]	310	320	485	485
Nutrien Financial elimination [1,2]	(59)	(37)	(88)	(49)

	9,422	7,537	13,283	10,509

Potash sales by geography

Manufactured product

North America	757	414	1,684	856

Offshore [3]	1,988	491	3,005	770

	2,745	905	4,689	1,626

Nitrogen sales by product line

Manufactured product

Ammonia	786	405	1,377	593

Urea	637	372	1,121	646

Solutions, nitrates and sulfates	578	329	1,052	526

Other nitrogen and purchased products	360	209	647	405

	2,361	1,315	4,197	2,170

Phosphate sales by product line

Manufactured product

Fertilizer	358	258	790	530

Industrial and feed	204	133	388	259

Other phosphate and purchased products	83	58	163	104

	645	449	1,341	893

 1   Certain immaterial 2021 figures have been reclassified.

 2   Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

 3  Relates to Canpotex Limited (“Canpotex”) (Note 9) and includes provisional pricing adjustments for the three months ended June 30, 2022 of $191 (2021 – $45) and the six months ended June 30, 2022 of $253 (2021 – $51).

NOTE 3 IMPAIRMENT OF ASSETS

Phosphate Impairment Reversal

In the three months ended June 30, 2022, we revised our pricing forecasts to reflect the current macroeconomic environment. This resulted in a review of our previously impaired Phosphate cash-generating units (“CGUs”).

In 2020, we recorded an impairment of assets relating to property, plant and equipment of $545 at our Aurora CGU as a result of lower long-term forecasted global phosphate prices. Due to increases in our forecast, the recoverable amount of our Aurora CGU is above its carrying amount. As a result, during the three and six months ended June 30, 2022, we recorded an impairment reversal of $450 (full reversal, net of depreciation) in the statement of earnings relating to property, plant and equipment.

Aurora CGU

Segment	Phosphate

Impairment reversal indicator	Higher forecasted global prices

Valuation methodology	Fair value less costs of disposal (“FVLCD”)

Fair value hierarchy	Level 3

Valuation technique	Five-year DCF[1] plus terminal year to end of mine life

Key assumptions

End of mine life (proven and probable reserves) (year)	2050

Long-term growth rate (%)	2.0

Post-tax discount rate (%) [2]	10.4
1 Discounted Cash Flow 2 Post-tax discount rate used in the previous measurement was 10.5%

Unaudited	In millions of US dollars except as otherwise noted

Aurora CGU	As at June 30, 2022
Recoverable amount	2,900

Carrying amount	1,200

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends. For our Aurora CGU, there were no reasonably possible changes in key assumptions that would result in a substantial change in the reversal amount.

In 2017 and 2020, we recorded an impairment of assets at our White Springs CGU relating to property, plant and equipment of $250 and $215 respectively. The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short and medium-term pricing forecasts. The impairment test performed on our White Springs CGU at June 30, 2022 did not result in recognition of an impairment reversal as the recoverable amount was not substantially different than the carrying amount of the CGU. We are continuously monitoring our key assumptions for changes that could have an impact on the recoverable amount including our internal sales and input price forecasts. Changes in these key assumptions could result in impairment reversals in future periods. The maximum impairment reversal that could result at our White Springs CGU is $340 (full reversal, net of depreciation).

Goodwill Impairment Indicators

During the six months ended June 30, 2022, North American central banks continued to increase their benchmark borrowing rates and have forecasted additional near-term increases. Benchmark borrowing rates are used as the risk-free rate which, is a component of determining our discount rate for impairment testing. As a result of these increases, we revised our discount rate to 8.0 percent (previous annual impairment analysis – 7.4 percent) and this triggered an impairment test to be performed for our Retail – North America group of CGUs. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. FVLCD is a Level 3 measurement.

Retail - North America group of CGUs	2021 Impairment Analysis	As at June 30, 2022
Carrying amount of goodwill (billions)	6.9		6.9
Excess carrying amount over recoverable amount (billions)	1.5		0.8

Excess carrying amount over recoverable amount (percent)	12		7

Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA and cash flows could cause impairment in the future.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	Value Used in Impairment Model	Change Required for Carrying Amount to Equal Recoverable Amount
Terminal growth rate (%)	2.5	percentage point decrease	0.6
Forecasted EBITDA over forecast period (in billions of US dollars)	7.5	percent decrease	5.0
Discount rate (%)	8.0	percentage point increase	0.4

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Integration and restructuring related costs	11	29	20	39

Foreign exchange loss, net of related derivatives	31	1	56	3

Earnings of equity-accounted investees	(77)	(2)	(118)	(22)

Bad debt expense	14	13	14	15

COVID-19 related expenses	3	9	8	18

Gain on disposal of investment	-	-	(19)	-

Cloud computing transition adjustment	-	36	-	36

Other expenses	55	50	97	64

	37	136	58	153

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Income tax expense	1,214	381	1,719	406

Actual effective tax rate on earnings (%)	25	26	26	25

Actual effective tax rate including discrete items (%)	25	26	25	25

Discrete tax adjustments that impacted the tax rate	12	(3)	20	(3)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2022	As at December 31, 2021
Income tax assets
Current	Receivables	252	223
Non-current	Other assets	132	166
Deferred income tax assets	Other assets	355	262
Total income tax assets		739	651
Income tax liabilities
Current	Payables and accrued charges	1,132	606
Non-current	Other non-current liabilities	52	44
Deferred income tax liabilities	Deferred income tax liabilities	3,253	3,165
Total income tax liabilities		4,437	3,815

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2021 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	June 30, 2022				December 31, 2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Cash and cash equivalents	711	-	711	-	499	-	499	-

Derivative instrument assets	34	-	34	-	19	-	19	-

Other current financial assets - marketable securities [2]	133	18	115	-	134	19	115	-

Investments at FVTOCI [3]	237	227	-	10	244	234	-	10

Derivative instrument liabilities	(24)	-	(24)	-	(20)	-	(20)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(999)	-	(995)	-	(500)	(506)	-	-

Fixed and floating rate debt	(29)	-	(29)	-	(45)	-	(45)	-

Long-term debt

Notes and debentures	(6,921)	(931)	(5,683)	-	(7,424)	(4,021)	(4,709)	-

Fixed and floating rate debt	(135)	-	(135)	-	(97)	-	(97)	-
1 During the periods ended June 30, 2022 and December 31, 2021, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid [1]	March 1, 2022	February 28, 2023	55,111,110	10	13,156,167

1 The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Number of common shares repurchased for cancellation	11,712,173	17,750	19,360,408	32,728
Average price per share (US dollars)	89.51	52.88	84.48	52.90
Total cost	1,049	1	1,636	2

As of August 2, 2022, an additional 2,205,645 common shares were repurchased for cancellation at a cost of $172 and an average price per share of $78.21.

Dividends Declared

We declared a dividend per share of $0.48 (2021 – $0.46) during the three months ended June 30, 2022, payable on July 15, 2022 to shareholders of record on June 30, 2022.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	June 30, 2022	December 31, 2021

Receivables from Canpotex	1,805	828

NOTE 10  SUBSEQUENT EVENTS

On July 20, 2022, Nutrien announced the planned acquisition of Casa do Adubo S.A. The acquisition includes 39 retail locations and 10 distribution centers in Brazil. Closing of the transaction is subject to approval from the Administrative Council for Economic Defense (CADE) in Brazil and is expected to be completed in the second half of 2022.

Subsequent to June 30, 2022, and in addition to the $500 increase in our uncommitted revolving demand facility during the second quarter of 2022, we entered into $2 billion in new non-revolving term credit facilities, all with the same principal covenants and events of default as our existing revolving term credit facilities. These new facilities are temporary to help manage normal seasonal working capital swings and are intended to be closed before year-end. As of August 2, 2022, we had approximately $3.0 billion drawn on our credit facilities and a commercial paper balance of approximately $2.1 billion.